Exhibit 1

Media

January 31, 2024
A Larger Hotel Chain Is Good For The Industry And The Economy
Ike Brannon
FORBES

"Operating like a cartel, OTAs extract excessive fees from franchisees in exchange for reservations, whereas a larger brand – like a combined Choice and Wyndham - has more leverage to push back on the OTAs and give franchisees more resources to encourage guests to book directly through the hotel's reservation system."

January 22, 2024
Choice Hotels nominates board directors in hostile Wyndham bid
Anirban Sen
REUTERS

"A deal makes a lot of sense for both Wyndham and Choice from a franchisee perspective and an ownership standpoint. There are lots of financial synergies in this deal - the franchisees are going to get a significant amount of coordination between what can be done with the increase in the revenue capabilities,' said Mike Leven, who co-founded the Asian American Hotel Owners Association (AAHOA)."

December 12, 2023
Comfort Inn's owner doubles down on its hostile takeover bid for the company that owns Days Inn
Jordan Valinsky
CNN

"If a deal is reached, the merger still needs regulatory approval. A combined company could help it compete against its larger rivals, like Hilton and Marriott."

October 26, 2023
Wyndham comes out swinging against 'desperate grab' takeover offer from Choice Hotels
Cameron Sperance
THE POINTS GUY

"There are several aspects of the potential Wyndham and Choice marriage that make sense. It combines the two key players in the budget and midscale hotel sector, a segment that is beginning to catch the attention of heavy hitters like Marriott International, Hilton, IHG Hotels & Resorts and Hyatt."

October 17, 2023
Choice Hotels Unveils $7.8 Billion Takeover Offer For Wyndham
Lauren Thomas and Will Feuer
THE WALL STREET JOURNAL

"Choice is no stranger to mergers and acquisitions."

"A merger of the two companies would also position the combined company to compete against much larger lodging rivals Marriott and Hilton, which cater more to higher-end travelers."

December 12, 2023
Choice Hotels officially goes hostile in Wyndham takeover attempt
Cameron Sperance
THE POINTS GUY

"A Choice-Wyndham marriage makes sense as far as offering a compelling low-cost juggernaut against Marriott, Hilton and IHG."

November 7, 2023
WH/CHH: Bidder sees path forward, offer not deemed best and final
Jonathan Spitzer
CTFN

"The buyer sees a path to completion — despite the target's stated antitrust concerns and value arguments — and believes it has the tools to achieve a deal."

"Choice has a variety of tools at its disposal, it is understood, including not only a proxy fight but also a possible exchange offer. Despite an outpouring of public opposition from a large industry group, on which CTFN has reported, shareholders and franchisees have expressed views that are generally supportive of a combination."

"Choice has argued that not only is the market for franchisee business already competitive, with multiple offerings from existing players, but there is already new competition from higher-end, better-capitalized entities: Hilton, Marriott and IHG. These parties have moved down market specifically in an attempt to capture customers for their rewards programs sooner."

October 18, 2023
Wyndham suitor is unprepared to check in just yet
Jonathan Guilford
BREAKINGVIEWS

"Combining the two companies makes strategic sense: both focus on the mid-tier to discount hotel segments, where occupancy rates were less brutally hit by the pandemic than more upscale peers. Each also serves similar types of franchisees and can unite to cut costs and possibly lift revenue."

October 17, 2023
Wyndham rejects Choice Hotels' $7.8 billion takeover bid
Priyamvada C and Shivansh Tiwary
REUTERS

"Choice is no stranger to mergers and acquisitions."

"A merger of the two companies would also position the combined company to compete against much larger lodging rivals Marriott and Hilton, which cater more to higher-end travelers."